CARDIO VASCULAR MEDICAL DEVICE CORP.
12 Shaar Hagai Street
Haifa, Israel 34554

October 19, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. David Burton

Re:	Form 10-K/A for Fiscal Year Ended December 31, 2008
Filed September 16, 2009
File No. 0-52818

Dear Mr. Burton:

We are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the Annual Report on Form 10-K/A ("Amendment No. 2”) in response to the Commission's comment letter, dated October 9, 2009, with reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, filed with the Commission on March 31, 2009, as amended by the Form 10-K/A filed September 16, 2009 (the “Annual Report”).

In addition to Amendment No. 2, we hereby supplementally respond to the Commission's comments to the Annual Report as follows:

Form 10-K/A for year ended December 31, 2008

Item 9A, Control and Procedures

1.
Response to Comment No. 1.               Based on the assessment management performed, as of December 31, 2008 the Company determined that there were material weaknesses in its internal controls, as reported in Amendment No. 2. These weaknesses include the failure to include its assessment of internal controls over financial reporting in the Annual Report, the failure to implement policies or procedures required to achieve a sufficient segregation of duties and the lack of an audit committee.

2.           Response to Comment No. 2.                 We note the Commission’s comment and provide in Amendment No. 2 that our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective, as of the end of December 31, 2008.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and Amendment No.2 as requested by the Commission. In addition, the Company hereby acknowledges that:

1

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours,

/s/Eli Gonen

Eli Gonen
Chairman